[redacted]

SECU[illegible] 06002234 [illegible]SION
[illegible] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Index Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Wall Street, Suite 1108
(No. and Street)

New York, (City) — New York (State) — 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Petruzzi — 949-661-1310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) — (City) — Los Angeles, CA (State) — 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Chris Petruzzi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Index Securities, LLC**, as of **December 31,** 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

2-22-06

Notary Public

CHARLES FRASER
COMM...1453349
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Dec. 20, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX SECURITIES, LLC

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

To The Members of
Index Securities, LLC
San Clemente, California

I have audited the accompanying statement of financial condition of Index Securities, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2005. These financial statements are being filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Index Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Index Securities, LLC as of December 31, 2005 and the results of its operations, member's equity and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 13, 2006

INDEX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 276,235
Other assets – non allowable	3,888
Total assets	$280,123

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$ 1,481
Total liabilities	$ 1,481

MEMBER'S EQUITY

Capital	$ 455,000
Retained earnings (deficit)	(176,358)
Total member's equity	278,642
Total liabilities and member's equity	$ 280,123

See Accompanying Notes to Financial Statements

INDEX SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME:	
Interest	$ 1,498
Total income	1,498
OPERATING EXPENSES – Page 9	111,355
NET (LOSS) BEFORE INCOME TAXES	(109,857)
INCOME TAX PROVISION	
Federal taxes	0
State taxes	800
Total tax provision	800
NET (LOSS)	$(110,657)

See Accompanying Notes to Financial Statements

INDEX SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Equity	Retained Earnings (Deficit)	Total
Beginning Balance December 31, 2004	$200,000	$(65,701)	$134,299
Capital Additions	255,000		255,000
Net (Loss)		(110,657)	(110,657)
Balance December 31, 2005	$455,000	$(176,358)	$278,642

See Accompanying Notes to Financial Statements

INDEX SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net (Loss)	$(110,657)
Provided by operating activities:	
Clearing deposit	100,000
Other assets	956
Accounts payable	(3,494)
Net cash required by operations	$(13,195)
CASH FLOW FROM INVESTMENT ACTIVITIES	0
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	255,000
NET INCREASE IN CASH	241,805
Cash at beginning of period	34,430
Cash at end of period	$ 276,235

Supplemental disclosure of cash flow information

Cash paid during the period:	
Interest	$ 0
Income taxes	$ 800

See Accompanying Notes to Financial Statements

INDEX SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Organization

Index, LLC (the Company or Index) was organized as a Limited Liability Company in the State of California. Index is an introducing broker dealer and does not hold customer funds or securities. Index was approved for membership in the NASD March 13, 2003.

An affiliate company, Smart Execution, LLC, was one of the money managers for Paloma Securities, a hedge fund. Smart Execution was manager for 2001 and 2002 at which time it stopped managing for Paloma. To continue trading, Smart Execution's principal owner and CEO created Index and got it approved by the NASD March 13, 2003 for agency trading. Index was then 100% owned by the above referred to CEO.

The aforementioned CEO became the sole customer of Index. In July 2003 Smart Execution Securities (SMEX) was created and approved by the NASD for proprietary trading. SMEX is owned 50.01% by Smart Execution, LLC and 49.99% by Sunrise Harbor Ltd. a subsidiary of Paloma Securities.

Because Smart Execution, LLC can now use SMEX to trade its own capital, Index (operating March 13, 2003 through July 2003) is now dormant but will be used in the future for investment banking. On September 15, 2004 Index opened an office in New York City signing a two year lease.

In June of 2005 SMEX acquired Index by paying the above mentioned CEO $397,908 which principally was for past payments made by the CEO on behalf of Index. The net book value of Index at December 31, 2005 was $278,642. The excess $(119,266) was expensed by SMEX.

2. Significant Accounting Policies

A. *Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 the Company had $276,235 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

3. Net Capital Requirements

At December 31, 2005 the Company had a net capital requirement of $100,000. See page 8, for a calculation of net capital.

4. Income Taxes

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

5. Exemption From The SEC Rule 15C3-3

Index Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Index Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

INDEX SECURITIES, LLC
NET CAPITAL COMPUTATION
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2005

TOTAL ASSETS	$ 280,123
DEDUCT TOTAL LIABILITIES	(1,481)
OWNERSHIP EQUITY	278,642
ADD SUBORDINATED LIABILITIES	--
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	278,642
DEDUCT TOTAL NONALLOWABLE ASSETS	(3,888)
NET CAPITAL BEFORE HAIRCUTS	274,754
HAIRCUTS ON SECURITIES	--
NET CAPITAL	274,754
DEDUCT NET CAPITAL REQUIREMENT	(100,000)
EXCESS NET CAPITAL	$ 174,754
AGGREGATED INDEBTEDNESS	$ 1,481
RATIO AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.5%

RECONCILIATION

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Index Securities, LLC
San Clemente, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 13, 2006

INDEX SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Amortization expense	$ 686
Communication expense	7,182
Licenses and permits	1,473
NASD fees	5,502
Office expense	1,294
Payroll expense	69,189
Professional fees	5,695
Rent	100
Rent – NY office	12,357
Telephone	1,760
Investment write off	4,469
All other	1,648
Total Operating Expense	$ 111,355

See Accompanying Notes to Financial Statements

PART II

INDEX SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY CFTC
REGULATION 1.16

To The Members of
Index Securities, LLC
San Clemente, California

In planning and performing my audit of the financial statements of Index Securities, LLC (the "Company") for the period January 1, 2004 through December 31, 2005, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not be complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA
Los Angeles, California
February 13, 2006